ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the U.S. on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to August 15, 2011 (the “Report Date”) and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the six months ended June 30, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “US$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2010 and 2009, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights for Second Quarter 2011:

•	Atna generated positive earnings of $1.1 million or $0.01 per share, its first positive earnings from operations;
•
In August 2011, the Company signed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to acquire 100 percent of the Pinson mine. The acquisition gives Atna control of a high grade gold resource on the prolific Getchell gold belt of northern Nevada;

•	In August 2011, the Company arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition;
•	Gold absorbed on carbon in July 2011 was 3,163 ounces, a new internal production record for the Briggs Mine.
•	Briggs produced $3.8 million in positive operating cash flow and $2.7 million of net operating profit;
•	Drilling at North Main Briggs and Deep Briggs continued to encounter significant gold mineralization;
•	Expansion projects increasing leach pad and gold plant capacity were completed on budget in June and has increased daily gold production during July and August;
•	The Company sold its interest in the Atlanta property in Nevada for $0.7 million in cash and stock and retained a three percent net smelter return (“NSR”) royalty interest; and
•	The Company optioned out three Canadian properties for total potential future payments of $1.6 million plus various NSR royalty positions ranging from 0.5 to 1.3 percent.

Additional Highlights for Six Months Ended June 30, 2011:

•	Atna generated positive earnings of $1.0 million or $0.01 per share on a consolidated basis;
•	Briggs produced $6.1 million in positive operating cash flow and $4.4 million of net operating profit;
•	Total debt was reduced by $4.4 million with payments on the Gold Bond, equipment notes, capital leases and repayment of all outstanding debentures that were either converted to equity or repaid; and
•	First quarter 2011 financial statements were the first interim financial statements prepared in accordance with IFRS.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995. Through June 30, 2011, Briggs has produced over 600,000 ounces of gold.

Briggs produced $3.8 million in positive operating cash flow and $2.7 million of operating profit for the three months ended June 30, 2011. Gold sales were 7,700 ounces for the second quarter, an increase of 17 percent from the prior quarter. Production was sold at an average realized price of $1,520 generating total revenues of $11.8 million, a 28 percent increase from the prior quarter. The capacity of the leach irrigation and carbon absorption system was doubled effective May 2011, and leach pad capacity was also doubled as of June 2011. The completion of these facilities will accelerate gold recovery from the existing leach pad and from new ores placed on the new pad beginning in the third quarter. The Briggs Mine should require no significant additional project capital under the current life-of-mine plan.

The 2011 operating plan for Briggs is expected to produce approximately 32,000 to 37,000 ounces. This plan is currently being modified to add a fourth operating crew in order to operate the crushing plant on a 24 hour, seven day per week schedule. The fourth crusher crew will increase operating hours by approximately 38 hours per week, add additional scheduled maintenance time, and will increase ounces of contained gold placed on the leach pad in each period. The increase in gold production during 2011 resulting from the increase in crushing hours will be dependent on our ability to quickly find qualified personnel to add to the operating crews. The potential increase in production going forward is expected to reduce overall unit cash costs of production.

Unit cash costs for the remainder of 2011 are expected, under the current operating plan, to average between $850 and $880 per ounce produced, but may be positively affected by the planned changes in operating schedule discussed above. Diesel fuel costs, which currently represent approximately 21 percent of operating cost at Briggs, are exceeding planned costs by approximately 30 percent. Diesel fuel price increases will be partially offset by benefits derived from forward contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below current market prices for the period from July through December 2011. Increased energy prices have also increased the cost of other operating supplies. These cost increases, combined with a growing industry-wide tightness of trained mining personnel, tires, and equipment parts have resulted in a challenging operating environment. This challenging cost environment is expected to be offset by a reduction in strip ratio for all future periods and increases in the price of gold which have surpassed $1,700 per ounce during August.

The Briggs drilling program, which commenced in January 2011, was designed to increase the confidence levels in the North Main Briggs and Deep Briggs mineral zones and define their extensions. The ongoing drilling program at Briggs has been successful in filling in and outlining extensions to the North Main Briggs pit area and the Deep Briggs mineral zones and has encountered increased gold grades in these areas. The Briggs drill program is scheduled to be completed in the third quarter and will be included in the Briggs mineral resource model for use in re-estimating the year-end mineral resources and reserves.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Production details for Briggs for the five most recent quarters are shown in the following table:

	Second	Third	Fourth	First	Second
Production Statistic	Quarter 2010	Quarter 2010	Quarter 2010	Quarter 2011	Quarter 2011
Waste tons	2,081,900	2,042,500	2,289,400	2,766,400	2,627,900
Ore tons	485,400	649,500	601,900	608,400	662,600
Total tons	2,567,300	2,692,000	2,891,300	3,374,800	3,290,500
Strip ratio (waste / ore)	4.3	3.1	3.8	4.5	4.0
Ore grade (oz/ton)	0.014	0.019	0.016	0.015	0.016
Contained gold ounces mined	6,600	12,400	9,400	8,900	10,700
Gold ounces produced in doré	5,300	5,800	7,900	6,700	7,800
Gold ounces sold	5,700	6,200	7,800	6,600	7,700
Recoverable gold ounces inventory	10,900	13,700	13,500	14,100	14,900
Cash cost of gold production ($/oz) including net capitalized stripping	$865	$887	$760	$927	$908
Cash cost of gold production ($/oz) excluding net capitalized stripping	$1,021	$1,036	$878	$1,013	$948

Cash cost of production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties, mine-site depreciation, amortization and depletion, net capitalized production stripping costs, and corporate office allocations.

The following schedule details the calculation of cash cost of gold production per ounce for the six months ended June 31:

	2011	2010
Total cost of sales	$16,279,000	$11,992,400
Less - mining related depreciation and amortization	(3,082,900)	(2,352,400)
Difference between ounces produced and ounces sold	172,900	419,100
Less - silver by-product credits	(118,300)	(110,400)

Total cash cost of production	$13,250,700	$9,948,700

Ounces produced (absorbed on carbon)	14,457	11,795

Total cash cost per ounce	$917	$843

Approximately $4.0 million of capital and $0.5 million for equipment lease and note payments was spent at Briggs during the six months ended June 30, 2011. Spending on equipment notes and capital leases for the remainder of 2011 is expected to be approximately $0.5 million. Spending on capital projects, primarily for the mining equipment component replacements and development drilling, for the remainder of 2011 is expected to be approximately $1.0 million.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north to south trending Goldtooth fault.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

DEVELOPMENT PROPERTIES

Pinson Mine Property, Nevada

The Pinson gold property (“Pinson”) is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain-Eureka trend. Prior to 2000, the Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open-pit mining methods.

In August 2011, the Company signed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC") to acquire PMC’s 70 percent in the Pinson Mine. Simultaneously, the Company signed a non-exclusive Ore Processing and Gold Purchase Agreement with an affiliate of PMC to provide an outlet for Pinson's ores at Barrick's Goldstrike processing facilities.

This acquisition will consolidate Atna's ownership of the mineral resources at Pinson. PMC completed substantial exploration work on the Pinson Property subsequent to this resources estimate and that work has not been incorporated into a revised NI 43-101 compliant technical report as of the date of this report.

Atna's future plans for Pinson will include the completion of a feasibility study to define an underground development plan and to develop an updated estimate of mineral resources and proven and probable ore reserves. Early tasks will include the retention of an underground mining contractor, the driving of secondary access, test mining and ore stope delineation work. The Company’s goal is to develop a project capable of producing between 50,000 and 100,000 ounces of gold per year at competitive production costs.

Atna is acquiring PMC's 70 percent interest in the four square miles of land (2,480 acres) that contains the currently estimated mineral resources. Interests in lands formerly held by Atna's through its joint venture with PMC outside of the four sections being purchased by Atna will become the property of PMC. Each party will assume the environmental liabilities and permit obligations associated with the respective land positions. Atna's joint venture with PMC will be terminated as part of this transaction. In addition to the land interest received by PMC, Atna will pay $15.0 million in cash, plus 15 million common shares of Atna, which will be subject to a standard four month hold period. PMC retains a 10 percent net profits royalty that will be triggered after the first 120,000 ounces of gold are produced.

From August 2004 through June 2006, Atna completed 136 surface and underground, diamond and reverse circulation rotary drilling totaling 83,420 linear feet. Additionally, Atna drove nearly 3,000 feet of underground drill access workings to further evaluate the Pinson mineral resources, commissioned dewatering operations and infrastructure upgrades. The cost of the drilling and infrastructure allowed the Company to vest its initial 70 percent equity interest in Pinson. Subsequent to Atna’s vesting, PMC elected to claw-back into Pinson in mid-2006 by spending an additional $30 million for further exploration and development of Pinson.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

In 2006, as part of their claw-back spending PMC completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,700 feet of RC drilling and 61,900 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling totaled 60 drill holes. Combined drill footage was 112,600 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resource areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,000 feet of drift excavation completed. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. The underground excavation contract was terminated in January of 2009.

Approximately 4,000 feet of underground workings have been excavated at Pinson. These workings are being de-watered using deep de-watering wells. A total of four wells have been drilled and two rapid infiltration basins have been constructed. Additional water rights to allow the underground project to be de-watered at a rate required to support underground mining operations were granted in February 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined ores. A second portal collar was also established for a planned secondary access to the underground workings. Under MSHA regulations, commercial stoping of ores may only be conducted once dual access has been established.

The Pinson property is currently being operated under a permit that authorizes mining of less than 36,500 ore tons per year from underground workings. Modification of this permit by administrative amendment will be a priority during the feasibility study.

Reward Mine, Nevada

The Reward gold property (“Reward”) is located on approximately 1,600 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two-mile gravel road. Atna holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025. The leases carry a three percent NSR royalty. During 2006, the Company acquired six patent placer claims totaling 220 acres for $0.1 million and a residual three percent NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, three unpatented placer claims, and six patented placer claims.

Current reserve estimates are based on costs that were updated by the Company in late 2010 to account for higher gold prices and higher consumable and labor costs and a target gold recovery of 80 percent. The expected recovery is similar to the Briggs Mine and was based on laboratory test work. The Reward operation is expected to produce approximately 144,700 ounces of gold over a five year mine life at estimated average cash cost of $580 to $625. The life of mine waste-to-ore strip ratio is 2.8. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds of $29 million.

The production water well, wildlife exclusion fencing, and biologic sweeps inside the fence line have been completed. Construction of the electrical infrastructure has been approved and is currently in progress. Reward’s continued development will proceed on a measured basis and any significant additional spending is dependent on available cash flows from Briggs and the arrangement of stand-alone project financing. The Company continues to review equipment vendor finance options and other development funding alternatives to develop Reward. The Company capitalized $0.2 million on Reward infrastructure development during the six months period ended June 30, 2011.

Reward has received the permits required to initiate development activities. An initial reclamation bond totaling $0.8 million has been posted to allow project infrastructure construction and drilling operations. A project office has been opened in Beatty, Nevada. In addition to the development activities already commenced, the Company is planning a $1.0 million capitalized infill and expansionary drill program to begin in late 2011 to extend mineralization adjacent to the existing designed pit limits.

Other near-term development activities include the completion of design engineering, development of contractor bid packages, and access road upgrades. Anticipated cost for this phase of work will be approximately $1.0 million. Phase 2 development activities include the construction of leach pad facilities, purchase of a 500-ton per hour capacity semi-portable crushing plant, and installation of a site office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Phase 2 construction could be completed within a nine to twelve-month period after the completion of the initial Phase 1 development activities.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada. Reclamation bonds may be subject to inflation adjustments periodically.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia mining project (“Columbia”) located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent.

The Company engaged an independent engineering firm with qualified persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled “Technical Report and Preliminary Assessment on the Columbia Project” (“PEA”) was completed in May 2010. Results of this study demonstrate favorable economic potential for the project.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized.

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Socio-economic and political changes are occurring in the state of Montana that could facilitate permitting and help to unlock the significant economic potential of Columbia. A number of bills designed to streamline the permitting process passed the legislature in the 2011 session. The full ramifications of these changes are being assessed.

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high-grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company's 2011 work plan for Columbia includes additional metallurgical test work and environmental base-line studies to provide information in future feasibility study analysis.

Columbia is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts Briggs. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary Period gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on the Cecil R will continue during 2011 with baseline environmental studies and metallurgical test work.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in.

To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Yamana must spend an additional $2.0 million in exploration expenditures over the next 18 months to complete the expenditure requirement and to earn a 51 percent venture interest in Clover. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in Clover (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in Clover, Atna will retain either a 49 percent or 30 percent interest.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Yamana completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

In 2009 and 2010 Yamana Gold worked on completing permitting activities required by the BLM to allow a third round of drilling. Yamana has received the required BLM permits to allow the planned drilling program to commence. Yamana has advised the Company that it is currently in the process of selecting a drill contractor and anticipates commencing its drill program during the third quarter. Planned drilling is designed to extend and in-fill gold mineralization identified in Yamana’s earlier drilling efforts at Clover.

Tuscarora and Adelaide Properties, Nevada

In February 2008, the Company entered into an option agreement with Golden Predator on the Adelaide gold exploration property (“Adelaide”) located near Winnemucca, Nevada and the Tuscarora gold exploration property (“Tuscarora”) located near Elko, Nevada, whereby Golden Predator would assume the obligation of Atna regarding the option with Newmont on Adelaide and Tuscarora. Golden Predator is obligated under its option agreement to complete $3.0 million in expenditures by the end of 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. As of June 30, 2011, a total of approximately $2.6 million had been spent toward the total spending requirements.

Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2010 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

In June 2011, Golden Predator Corp. ("Golden Predator") and Seabridge Gold Inc. announced that they have executed a letter of intent pursuant to which Golden Predator will contribute its interest in the Tuscarora and Adelaide properties into Wolfpack Gold Corp. ("Wolfpack"), a company that was created through the  consolidation of the US assets of both Seabridge and Golden Predator.

In 2008 and 2009, Golden Predator completed two drilling programs and in August 2009, Golden Predator completed an NI 43-101 compliant technical report on Adelaide. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

Golden Predator has initiated permitting with the BLM and State of Nevada to drive an exploration drift at Adelaide to advance delineation drilling and metallurgical testing on the Margarite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow Golden Predator to further delineate the known mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project increased at the end of 2010 to approximately 35 percent and while Atna’s interest reduced to 65 percent.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. The Company does not control the timing of future drilling operations under the terms of the Supplemental Agreement.  Uranium One is planning additional drilling on the Sand Creek properties commencing in the fall of 2011.

Uduk Lake Property, Yukon

In April 2011, the Company entered into an agreement to option the Uduk Lake property to Canarc Resource Corporation (TSX: CCM). Under the option, Canarc can acquire a 100 percent interest in the Uduk claims by making option payments of $0.8 million over a 4 year period ($50,000 paid at closing) and granting the Company a two percent NSR production royalty. The Uduk claims are located in the Windfall Hills area, located 40 miles south of Burns Lake, Yukon. Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation. Rock-chip samples have returned values up to 0.166 ounce per ton gold and numerous samples assayed over 0.029 ounce per ton gold.

Atlanta Property, Nevada

In June 2011, the Company agreed to sell 135 unpatented mining claims in the Atlanta District, Lincoln County, Nevada. Terms of the agreement include cash of $0.3 million and 0.4 million shares of Meadow Bay common stock (with an approximate market value of $0.4 million). Atna retained a three percent Net Smelter Return Royalty, of which one percent can be purchased by Meadow Bay for $1.0 million prior to the fifth anniversary.

Wolf Property, Yukon

The Wolf property is located in the Pelly Mountains of southeastern Yukon.  The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation controlling 34.4 percent.  The property has been optioned to Mindat Research (“Mindat”), a private British Columbia Corporation. Under the Agreement, Mindat will make option payments totaling $1.4 million over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2.0 percent NSR position that will be allocated to their respective accounts.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Ecstall Property, British Columbia

The Ecstall property is located in the Skeena Mining District of British Columbia. The property has been optioned to Mindat. Under the Agreement, Atna will receive a total of $0.6 million in payments over the next four years and retain a NSR ranging from 0.5 percent to 1.0 percent depending on the underlying royalty structures.

White Bull Property, British Columbia

The White Bull property is located in the Cassiar Mountains of British Columbia in the Laird Mining Division.  The property has been optioned to Mindat. Under the Agreement, Atna will receive a total of $0.1 million in payments over the next four years and retain a one percent NSR interest.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2010 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	4,793	0.021	103,000
Probable	4,853	0.020	98,000

Briggs reserves	9,646	0.021	201,000

Reward (2) - 100% Atna
Proven	1,444	0.026	38,200
Probable	6,265	0.023	142,700

Reward reserves	7,709	0.023	180,900

Total reserves	17,355	0.022	381,900

1.	Briggs 0.007 opt incremental leach cut-off grade using $1,025 per ounce gold
2.	Reward >$0.01 net incremental value using $1,025 per ounce gold
3.	Briggs reserves are current to December 31, 2010 and have been reconciled for mine production

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Gold Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,326	0.022	232,000
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 100% (3,4)	1,152	0.454	523,200
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	19,450	0.055	1,076,800

Indicated
Briggs - 100% (1)	20,331	0.019	379,900
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 100% (3,4)	1,354	0.399	540,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	44,620	0.037	1,672,800

Measured & indicated
Briggs - 100% (1)	30,657	0.020	611,900
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 100% (3,4)	2,506	0.425	1,063,800
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	64,070	0.043	2,749,600

Inferred
Briggs - 100% (1)	15,183	0.017	262,700
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 100% (3,4)	3,375	0.340	1,146,600
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	37,226	0.054	2,013,600

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Silver Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 100 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R Gold Property, March 2, 2010
7.	Resource estimates include proven and probable reserves

The scientific and technical information contained therein has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's V.P. Exploration, a "qualified person" as that term is defined in National Instrument 43-101.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Summary of Quarterly Results

The following are the summary quarterly results for the eight most recent quarters that were prepared in accordance with IFRS for the quarterly periods during the years 2011 and 2010, and in accordance with Canadian GAAP for the quarterly periods during the year 2009:

	IFRS	IFRS	IFRS	IFRS
Quarterly results ended	Jun-11	Mar-11	Dec-10	Sep-10
Total revenues	$11,753,400	$9,209,700	$10,380,900	$7,484,300
Net income (loss) for the quarter	$1,145,200	$(148,200)	$363,700	$(1,914,600)
Basic and diluted income (loss) per share	$0.01	$-	$-	$(0.02)

			Canadian	Canadian
	IFRS	IFRS	GAAP	GAAP
Quarterly results ended	Jun-10	Mar-10	Dec-09	Sep-09
Total revenues	$6,655,000	$6,086,700	$4,957,800	$3,731,400
Net loss for the quarter	$(2,751,500)	$(1,589,500)	$(1,824,000)	$(1,374,400)
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.02)	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended June 30, 2011 versus Three Months Ended June 30, 2010

For the three months ended June 30, 2011, Atna recorded net income of $1.1 million, or basic income per share of $0.01, on revenues of $11.8 million. This compares to a net loss of $2.8 million, or a basic loss per share of $0.03, on revenues of $6.7 million for the three months ended June 30, 2010. Details of the $3.9 million of net positive variances in the results between the quarters were as follows:

•	A positive variance of $2.4 million due to profit on gold sales
•	A positive variance of $0.9 million in realized and unrealized losses on derivatives due to less bonds outstanding and reduced increase in the gold price compared to the previous period
•	A positive variance of $0.6 million in asset sales
•	A positive variance of $0.2 million in interest expense due to lower debt balances
•	A negative variance of $0.2 million due to higher general and administrative expenses

For the three months ended June 30, 2011, cash and cash equivalents were $4.6 million a decrease of $1.7 million from March 31, 2011. The net decrease in cash was due primarily to the following:

•	$4.6 million was provided by net profit from gold sales
•	$2.6 million was used for capital projects at Briggs and Reward
•	$1.5 million was used to pay principal and interest for the Gold Bonds
•	$1.1 million was used to build additional gold inventory
•	$0.9 million was used for corporate overhead
•	$0.5 million was provided by asset sales and other
•	$0.4 million was used for exploration expense and Briggs development drilling
•	$0.3 million was used to pay principal and interest for notes payable and capitalized leases

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

	Second	First	Second
Revenue Statistics	Quarter 2011	Quarter 2011	Quarter 2010
Gold Revenues	$11,753,400	$9,209,700	$6,655,000
Percent change from previous quarter	28%	-11%	9%
Percent change from prior period	77%	51%	na

Gold ounces sold	7,700	6,600	5,700
Percent change from previous quarter	17%	-15%	4%
Percent change from prior period	35%	20%	185%

Gold average realization	$1,520	$1,398	$1,165
Percent change from previous quarter	9%	6%	5%
Percent change from prior period	30%	26%	25%

Second quarter 2011 (“current quarter”) gold revenues increased by 77 percent from the second quarter 2010 (“prior period”), due to an increase of 35 percent in gold ounces sold and an increase of 30 percent in the gold realization. Current quarter gold revenues increased by 28 percent from the previous quarter due to an increase of 17 percent in gold ounces sold and an increase of 9 percent in the gold realization. Current quarter gold realization increased by 9 percent and 30 percent from the previous quarter and prior period to $1,520 compared to $1,398 and $1,165. Current quarter gold ounces sold increased by 17 percent compared to the previous quarter due to increased ore mined, slightly higher head grades and completion of gold processing plant capacity improvements. Gold absorbed on carbon in July 2011 was 3,163 ounces a new internal production record for the Briggs Mine. Although production costs are under pressure due to inflation the increased production may lower unit cash costs and cost of sales.

Results of Operations – Six Months Ended June 30, 2011 versus Six Months Ended June 30, 2010

For the six months ended June 30, 2011, Atna recorded net income of $1.0 million, or basic income per share of $0.01, on revenues of $21.0 million. This compares to a net loss of $4.3 million, or a basic loss per share of $0.05, on revenues of $12.7 million for the six months ended June 30, 2010. Details of the $5.3 million of net positive variances in the results between the six months ended periods were as follows:
•	A positive variance of $3.9 million due to profit on gold sales
•	A positive variance of $0.6 million in realized and unrealized losses on derivatives due to fewer bonds outstanding and a smaller increase in the gold price compared to the previous period
•	A positive variance of $0.4 million in interest expense due to lower debt balances
•	A positive variance of $0.3 million due to lower exploration expenses
•	A net positive variance of $0.3 million due to higher asset sales
•	A negative variance of $0.2 million due to higher general and administrative expenses

For the six months period ended June 30, 2011, cash and cash equivalents were $4.6 million a decrease of $5.0 million from December 31, 2010. The net decrease in cash was due primarily to the following:

•	$7.8 million was provided by net profit from gold sales
•	$4.2 million was used for capital projects at Briggs and Reward
•	$2.8 million was used to pay principal and interest for the Gold Bonds
•	$1.8 million was used for corporate overhead
•	$1.8 million was used to pay principal and interest for notes payable and capitalized leases
•	$1.1 million was used to build additional gold inventory
•	$0.7 million was used for exploration expense and Briggs development drilling
•	$0.4 million was used by working capital and partially offset by asset sales and other

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Contractual Obligations

The Company’s material contractual obligations as of June 30, 2011:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$11,905,300	$4,463,800	$7,441,500	$-	$-
Capital lease obligations	2,025,500	472,900	1,324,400	228,200	-
Operating lease obligations	453,700	98,500	289,700	65,500	-
Asset retirement obligations	6,126,000	1,073,900	2,210,500	2,349,700	491,900

Total	$20,510,500	$6,109,100	$11,266,100	$2,643,400	$491,900

Off-Balance Sheet Arrangements

As of June 30, 2011, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and equity. In August 2011, the Company arranged a $20 million Credit Agreement with Sprott to finance the Pinson acquisition. The Company will issue approximately 1.4 million shares of stock to Sprott for fees related to the debt issuance. In addition, the Company will issue 15 million common shares to Barrick upon closing the Pinson acquisition. In June 2011, the Company sold noncore mineral assets that generated $0.6 million in cash and securities. In March 2011, the Company repaid approximately $1.1 million of debentures included in notes payable, and the remaining $1.0 million was converted into 2.0 million common shares at an exercise price of C$0.50 per share. In December 2010, the Company raised approximately C$8.4 million of net proceeds through sale of equity. In September 2010, the Company extended C$1.3 million of convertible debentures for one year. In December 2009, the Company closed a $14.5 million gold bond (the “Gold Bonds”) offering.

Gold production from Briggs was 7,800 ounces for the second quarter of 2011, compared to 6,700 ounces for the previous quarter. Gold production is expected to range from 32,000 to 37,000 during 2011. Briggs 2011 gold production average cash cost is estimated to be $850 to $880 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs and general inflation of the other primary consumables, partially offset by increasing production expectations during the second half of 2011. Briggs is expected to produce gold through the year 2016 based upon the current mine plan, which was determined using a gold price of $1,025 per ounce. During August 2011, the gold price has exceeded $1,800 per ounce, after gold crossed $1,500 in April. Briggs has generated positive cash flows for the past two quarters and based on current gold prices, expected cash cost and production levels, Briggs is expected to continue to provide increasing positive cash flows and operating income.

The remaining gold hedge position is a forward gold sale contract related to the 2009 gold bond facility (the “Gold Bond Facility”) that has committed approximately 3,257 ounces per year at a price of $1,113 per ounce in installments over the remaining ten quarters of the Gold Bond Facility. The gold sales commitment represents less than 10 percent of the expected gold production during 2011 through 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from Briggs will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from Briggs, debt markets, equity markets, joint ventures and asset sales. If Briggs fails to generate enough cash to implement management’s development plans and the Company’s debt capacity is limited or the equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

A roll forward of the Company’s beginning and ending common shares outstanding as of August 15, 2011 is as follows:

Number of
Shares
Balance, beginning of the period	99,002,468
Conversions of notes payable	2,000,000

Balance, end of the period	101,002,468

Equity Issuance: During the six months ended June 30, 2011, the Company issued 2.0 million shares related to the exercise of $1.0 million of convertible debentures at an exercise price of C$0.50 per share.

In August, the Company committed to issue approximately 16.4 million shares or (16.2 percent of outstanding shares) associated with the acquisition and financing of Pinson.

Debt Issuance: In August 2011, the Company arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition. The term of this facility is for one-year, with an optional one-year extension based on meeting certain criteria or at Sprott's discretion. Interest on any unpaid principal balances shall accrue at annual rate of 9.0 percent per annum compounded monthly. Atna paid a structuring fee of $150,000 and, as consideration for advancing the facility, will pay an arrangement fee of $0.7 million. The arrangement fee is payable with common shares of Atna determined on the basis of a price per share equal to a 10% discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility is advanced. The credit facility is contingent upon the completion of the Pinson acquisition.

Notes Payable: As of June 30, 2011, there were no outstanding debentures. On March 1, 2011, the Company repaid $0.8 million representing all of the outstanding debentures that were due on that date. On March 10, 2011, the Company prepaid the C$1.3 million of 12 percent debentures of which C$1.0 million chose to convert into 2.0 million shares of common stock.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The Gold Bond Financing limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.2 million and $0.2 million during the three months ended June 30, 2011 and 2010. The derivative liability recorded related to the Gold Bond amounted to $2.8 million and $2.5 million as of June 30, 2011 and December 31, 2010.

The embedded derivative has been separated from the gold bonds and is the result of the gold bonds being amortized by delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of $0.2 million and $1.3 million for the three month period ended June 30, 2011 and 2010, which was recorded in the consolidated statements of operations in unrealized loss on derivatives. Realized losses related to the quarterly payments during the three month periods ended June 30, 2011 and 2010 resulted in losses of $0.3 million and $0.1 million, which were recorded in the consolidated statements of operations in realized losses on derivatives.

Total interest expense recorded related to the Gold Bonds was $0.4 million and $0.6 million for the three months ended June 30, 2011 and 2010, none of which was capitalized.

Investing Transactions

Asset Sales: During the six months ended June 30, 2011, the Company sold $0.2 million in equity investments and mining equipment.

Capital Expenditures: Capital expenditures for the six months ended June 30, 2011 totaled $4.6 million and was due primarily to the capitalization of an increase in leach pad and process plant capacity and development drilling at Briggs.

The projected capital requirements for the remainder of 2011 to sustain Briggs Mine operations are expected to be approximately $0.6 million primarily for the final payments for the leach pad expansion cost, ancillary facilities and major equipment component replacements. Briggs development drilling during 2011 is expected to be $0.8 million. The Reward Project in Nevada is expected to incur in late 2011 and early 2012 development drilling and power-related infrastructure spending of approximately $1.6 million. Additional capital spending will be required for facilities construction and pre-stripping of waste at Reward. This spending will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

Outstanding Warrants

The following table summarizes warrants outstanding as of August 15, 2011:

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

December 2, 2012	1.7	CAD$0.70	8,674,162

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Surety Bonds

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

The total bonding requirement for Reward was determined to be $5.9 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company funded $0.8 million into a collateral account related to the surety bond.  All surety bonds are subject to annual review and adjustment.

Related Party Transactions

During the six months ended June 30, 2011, the Company had no related party transactions.

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The following table provides a comparison of fair values and carrying values:

			June 30,	December 31,
			2011	2010
			Estimated	Estimated
	Category	Level	Fair Value	Fair Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	4,555,000	9,593,200
Restricted cash	Loans and receivable	1	5,091,200	5,064,500
Investments	Available-for-sale	1	107,200	-
Total financial assets			9,753,400	14,657,700

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	5,477,900	2,921,900
Derivative liabilities	Held-for-trading	2	2,752,100	2,531,600
Notes payable	At amortized cost	2	2,842,800	5,240,700
Gold bonds, net of discount	At amortized cost	2	8,346,200	9,859,100
Capital leases	At amortized cost	n/a	2,024,800	896,900
Total financial liabilities			21,443,800	21,450,200

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis as of June 30, 2011 and December 31, 2010, by level within the fair value hierarchy:

	June 30, 2011	December 31, 2010
	Level 3	Level 3

Liabilities:
Asset retirement obligations	4,609,600	4,619,300

The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy. For the six months ended June 30, 2011 and 2010, the Company recorded adjustments to the asset retirement obligations of nil and nil.

Derivatives

As of August 15, 2011 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	1,629	3,257	3,257	8,143	$(4,461,000)
Embedded derivative

The Company has recorded a $2.8 million and $2.5 million derivative liability on its open derivative positions as of June 30, 2011 and December 31, 2010. During the six months ended June 30, 2011 there was $0.2 million of unrealized loss and $0.6 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations. During the six months ended June 30, 2010 there was $1.3 million of unrealized loss and $0.1 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The Company’s open hedge positions as of June 30, 2011, consist solely of the gold participating bonds (“Gold Bonds”). The Gold Bonds will be repaid by delivering 8,143 remaining ounces of gold on a quarterly basis over the remaining ten quarters expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from September 30, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At June 30, 2011, the outstanding hedge position covers less than 10 percent of the annual forward-looking gold production from the Briggs Mine.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holder’s account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on August 12, 2011 of $1,736. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate, the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,506 based on the London PM Fix at June 30, 2011. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.0 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.0 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and increase pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. The Company reports its results in U.S. dollars to mitigate the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of June 30, 2011, there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

Stock Options

The following table summarizes the stock options outstanding and exercisable at June 30, 2011:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.40	$0.55	1,900,000	2.5	$0.47	1,900,000	2.5	$0.47
0.56	0.70	4,467,000	4.0	0.63	2,240,670	3.8	0.64
0.71	0.85	240,000	3.5	0.74	160,000	3.5	0.74
0.86	1.37	680,640	0.7	1.37	680,640	0.7	1.37

$0.40	$1.37	7,287,640	3.3	$0.66	4,981,310	2.8	$0.68

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s ICFR that occurred during the six months ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of five directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Transition to IFRS

Adoption of IFRS: The financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The Company has adopted IFRS effective January 1, 2011. The Company’s transition date is January 1, 2010, (the “transition date”) and the opening balance sheet has been prepared in accordance with IFRS.

Summary of exemptions and elections

IFRS 1 provides many exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply certain of the optional exemptions from full retrospective application of IFRS. A summary of the optional exemptions applied are as follows:

Business combinations: The Company has elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated past business combinations that took place prior to the transition date.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Fair value or revaluation as deemed cost: The Company has elected to not re-measure any of its PP&E at fair value or revaluation amounts as deemed cost as of the transition date previously determined under Canadian GAAP.

Cumulative translation adjustments: The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the transition date and record the balance in retained earnings.

Changes in Accounting Policies

The following changes in accounting policies, as a result of adopting IFRS, will have the greatest impacts on the Company’s financial statements.

Under IFRS, the Company may capitalize more exploration expenditures in the future than it would have under Canadian GAAP. The change in exploration expenditures policy did not result in any reconciling items in the adoption of IFRS.

Under IFRS, The Company may capitalize excess stripping costs during the production phase of mining operations. The capitalization of deferred stripping costs will reduce the costs added to inventory and increase PP&E. The net impacts of capitalization and amortization of deferred stripping will also impact cash costs. Capitalizing and amortizing deferred stripping will have the impact of smoothing out the net income or loss related to excess mining costs due to high strip ratios where an open pit’s stripping ratio is significantly above the life-of-pit stripping ratio during the beginning of the pit’s expected life.

Exploration expenditures: Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources with future economic potential. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are capitalized if management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and proven and probable ore reserves that been determined to have future economic benefits are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility study. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs: Costs incurred to prepare a property for production and are probable of having future economic benefits are capitalized as development costs.

Deferred Stripping Costs: The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “deferred stripping” development costs. Deferred stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves.

Certain assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement.  IFRS 11 must be applied starting January 1, 2013, with early adoption permitted.  The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclosure information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on the its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Forward-Looking Statements

Certain disclosures included or incorporated by reference in this MD&A, including information as to the financial outlook of the Company, and its projects, constitute future-oriented financial information. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Disclosures of future-oriented financial information and financial outlooks included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Disclosures of future-oriented financial information and financial outlooks are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s disclosures of future-oriented financial information and financial outlooks are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that disclosures of future-oriented financial information and financial outlooks are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such disclosures due to the inherent uncertainty therein. Disclosures of future-oriented financial information and financial outlooks are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these future-oriented disclosures if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services, Environmental Protection Agency and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2010, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2011 are:

•	Maintain a high level of safety and environmental performance
•	Optimize production and cash flow generation at Briggs
•	Acquire, and begin feasibility study and development at Pinson
•	Extend Briggs mine life through continued development drilling and permitting
•	Maintain a conservative balance sheet and secure acceptable financing for continued growth
•	Complete additional drilling at Reward to increase both resources and reserves
•	Advance permitting and feasibility study activities at Columbia
•	Monetize non-core properties and assets
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash
•	Gain additional analyst and market coverage for the Company